

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

May 9, 2018

David R. Melville III
President and Chief Executive Officer
Business First Bancshares, Inc.
500 Laurel Street, Suite 101
Baton Rouge, LA 70801

> **Re:** **Business First Bancshares, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 4, 2018**
> **File No. 333-224692**

Dear Mr. Melville:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact David Lin, Staff Attorney, at (202) 551-3552 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: John T. Wilson, Jr., Esq.